                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           SA TELECOMMUNICATIONS, INC.

                                (Name of Issuer)

                         Common Stock, $.0001 par value

                         (Title of Class of Securities)

                                    783942105

                                 (CUSIP Number)

                                 Laura Huberfeld
                     152 West 57 Street, New York, NY 10019

                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 1996

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                          (Continued on following pages)


                                                (Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D

CUSIP No.  783942105                    13D                Page 2 of 4 Pages
          -----------

1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Laura Huberfeld/Naomi Bodner Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

  NUMBER OF                7.       SOLE VOTING POWER
   SHARES                           -0-

BENEFICIALLY

  OWNED BY                 8.       SHARED VOTING POWER
    EACH                            -0-

  REPORTING

 PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                    750,000

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    750,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.26%

14.      TYPE OF REPORTING PERSON*

                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 3 of 4 Pages

This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on November 13, 1996 (the "Original Statement"), of the Laura Huberfeld/Naomi Bodner Partnership (the "Partnership"). All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The Partnership owns a Warrant to purchase 750,000 shares of the Company's Common Stock. Assuming exercise of the Warrant and a total of 16,858,053 shares of outstanding Common Stock prior to the exercise, the Partnership owns 4.26% of the Company's total number of shares outstanding.

         (c) On December 30, 1996, the Partnership made a gift of 300,000 shares of Common Stock to a charitable organization.

         (e) On December 30, 1996 the Partnership ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

                                                            Page 4 of 4 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 1997

                                                LAURA HUBERFELD/NAOMI BODNER
                                                PARTNERSHIP

                                                By: /s/ Laura Huberfeld
                                                    -----------------------
                                                Title: General Partner